

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

July 22, 2014

<u>Via E-mail</u>
Mr. Richard Schmaeling
Chief Financial Officer
LIN Media LLC
LIN Television Corporation
701 Brazos Street, Suite 800
Austin, Texas 78701

      **Re: LIN Media LLC
              LIN Television Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2013
              Filed March 3, 2014
              File No. 001-36032
              File No. 000-25206**

Dear Mr. Schmaeling:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                      Sincerely,

                                        /s/ Robert S. Littlepage, for

                                        Larry Spirgel
                                        Assistant Director